                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)


                        U.S. RESTAURANT PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   90 2 97110
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                    J.D. DELL
                              HUDSON ADVISORS, LLC
                       600 NORTH PEARL STREET, SUITE 1500
                               DALLAS, TEXAS 75201
                                 (214) 754-8400
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


                         (Continued on following pages)

CUSIP NO. 90 2 97110                                         Page 2 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LSF3 CAPITAL INVESTMENTS I, LLC
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               2,312,753
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          2,312,753

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,312,753

--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               12.4%

--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 3 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LSF3 REOC I L.P.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               2,312,753
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          2,312,753

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,312,753
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               12.4%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 4 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LSF3 GENPAR I, LLC
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               2,312,753
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          2,312,753

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,312,753
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               12.4%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 5 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LONE STAR FUND III (U.S.), L.P.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               2,312,753
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          2,312,753

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,312,753
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               12.4%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 6 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LONE STAR PARTNERS III, L.P.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               BERMUDA
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               3,729,765
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          3,729,765

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,729,765
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               19.9%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 7 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LSF III CAPITAL INVESTMENTS, L.P.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               1,417,012
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          1,417,012

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,417,012
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               7.6%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 8 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               LONE STAR MANAGEMENT CO. III, LTD.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               BERMUDA
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               3,729,765
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          3,729,765

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,729,765
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               19.9%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                         Page 9 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               HUDSON ADVISORS, L.L.C.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               3,729,765
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,729,765
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               19.9%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                        Page 10 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               HUDSON ADVISORS ASSOCIATES, L.P.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               3,729,765
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,729,765
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               19.9%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                        Page 11 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               ADVISORS GENPAR, INC.
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               3,729,765
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,729,765
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               19.9%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                        Page 12 of 35 Pages


--------------------------------------------------------------------------------
  1            NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               JOHN P. GRAYKEN
--------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3            SEC USE ONLY

--------------------------------------------------------------------------------
  4            SOURCE OF FUNDS*

               WC, OO
--------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION

               IRELAND
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER
                NUMBER OF
                 SHARES          -----------------------------------------------
              BENEFICIALLY       8   SHARED VOTING POWER               3,729,765
                OWNED BY
                  EACH           -----------------------------------------------
                REPORTING        9   SOLE DISPOSITIVE POWER
                 PERSON
                  WITH           -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER          3,729,765

--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,729,765
--------------------------------------------------------------------------------
  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               19.9%
--------------------------------------------------------------------------------
  14           TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 90 2 97110                                        Page 13 of 35 Pages


         This Amendment No. 3 to Schedule 13D is being filed by the Reporting Persons (as defined below). This Amendment No. 3 to Schedule 13D amends and supplements Items 3, 4 and 5 contained in the Reporting Persons' Amendment No. 2 to Schedule 13D, dated August 25, 2001. Items 1, 2, 6 and 7 of Amendment No. 2 to Schedule 13D remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in Amendment No. 2 to Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1.           SECURITY AND ISSUER

         This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of U.S. Restaurant Properties, Inc., a Maryland corporation ("USRP"). The address of the principal executive offices of USRP is 12240 Inwood Road, Suite 300, Dallas, Texas 75244.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)-(c). This statement is filed on behalf of LSF3 Capital Investments I, LLC, a Delaware limited liability company ("Investments I") and LSF III Capital Investments L.P., a Delaware limited partnership, and a successor by merger to LSF3 Capital Investments II, LLC, a Delaware limited liability company ("Investments II").

         The sole member of Investments I is LSF3 REOC I, L.P., a Delaware limited partnership ("REOC"). The general partner of REOC is LSF3 GenPar I, LLC, a Delaware limited liability company ("GenPar"). The sole member of GenPar is Lone Star Fund III (U.S.), L.P. a Delaware limited partnership ("Fund III"). The general partner of Fund III is Lone Star Partners III, L.P., a Bermuda limited partnership ("Partners III"). The general partner of Partners III is Lone Star Management Co. III, Ltd., a Bermuda exempted limited liability company ("Management III"). John P. Grayken ("Grayken"), a citizen of Ireland, is the sole stockholder, a director and President of Management III. Grayken is also sole shareholder and director of Advisors GenPar, Inc., a Texas corporation ("Advisors GenPar") as discussed below. Effective May 1, 2001, Investments II merged with and into LSF3 Capital Investments II, LLC, with Investments II as the surviving entity. The general partner of Investments II is Partners III, and the general partner of Partners III is Management III. Hudson Advisors, L.L.C., a Texas limited liability company ("Hudson"), is an asset manager and, has certain dispositive rights with respect to the shares of Common Stock owned by Investments I and Investments II, pursuant to an agreement among Investments I, Investments II and Hudson (the "Asset Management Agreement"), a copy of which is attached hereto as Exhibit 10.7 and incorporated herein by reference. The managing member of Hudson is Hudson Advisors Associates, L.P., a Texas limited partnership ("Advisors"). The general partner of Advisors is Advisors GenPar.

         The address of the principal offices and business address of Investments I, Investments II, REOC, GenPar and Fund III is 600 North Pearl Street, Suite 1550, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Advisors and Advisors GenPar is 600 North Pearl Street, Suite 1500, Dallas, Texas 75201. The address of the principal offices and business address of Partners III and Management III is Clarendon House, Two Church

CUSIP NO. 90 2 97110                                        Page 14 of 35 Pages


Street, Hamilton, HM 11, Bermuda. The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1M7HE.

         Investments I, Investments II, REOC, GenPar, Fund III, Partners III, Management III, Hudson, Advisors and Advisors GenPar (collectively, the "Lone Star Entities" and with Grayken, the "Reporting Persons") are all part of a series of private investment entities investing in a broad range of primarily real estate related investments. Investors in these entities are primarily pension funds and other institutional investors. Grayken's principal occupation is serving in the aforementioned offices of Management III.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Other Information

         Attached as Schedule I hereto is a list of the directors and executive officers of Management III, GenPar and Advisors GenPar which contains the following information with respect to each person:

                  (i)      name;

                  (ii)     principal business address; and

                  (iii)    present principal occupation or employment.

         None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland, and John C.R. Collis and Dawn C. Griffiths, both of whom are citizens of Bermuda.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) On March 9, 2001 Investments I paid USRP $3,100,403 and Investments II paid USRP $1,899,601 for 291,118 and 178,366 shares of Common Stock, respectively, pursuant to

CUSIP NO. 90 2 97110                                        Page 15 of 35 Pages


the terms of that certain Amended and Restated Stock Purchase Agreement dated as of February 7, 2001, (the "REIT Stock Purchase Agreement") attached hereto as
Exhibit 10.1 and incorporated herein by reference, by and between USRP and Lone Star U.S. Acquisitions, LLC, a Delaware limited liability company ("LS Acquisitions"), which subsequently assigned its rights and obligations thereunder to Investments I and Investments II pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference. The purchase price for these shares was paid from working capital of Investments I and Investments II that was provided by capital contributions of the members of Investments I and Investments II. Under the terms of the REIT Stock Purchase Agreement, Investments I and Investments II have agreed to purchase from USRP an additional 873,353 and 535,098 shares of Common Stock, respectively (together, the "Additional Shares"), also at a price of $10.65 per share on or before September 5, 2001. On August 25, 2001, USRP's board of directors extended the date on or before which Investments I and Investments II must purchase the Additional Shares to December 31, 2001. On October 26, 2001, Investments I paid USRP approximately $4,340,557 and Investment II paid USRP approximately $2,659,443 for 407,564 and 249,713 shares of the Additional Shares, respectively. On December 11, 2001, Investments I paid USRP approximately $2,480,320 and Investments II paid USRP approximately $1,519,680 for 232,894 and 142,693 shares of the Additional Shares, respectively. On December 31, 2001, Investments I paid USRP $2,480,320 and Investments II paid USRP $1,519,680 for 232,894 and 142,693 shares of the Additional Shares, respectively. In each of these three purchases, the purchase price for the Additional Shares was also paid out of working capital.

         (b) On March 9, 2001 Investments I paid the Selling Stockholders an aggregate of $13,033,009.17 and Investments II paid the Selling Stockholders an aggregate of $7,985,261.32 for 1,148,283 and 703,547 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement, dated as of February 27, 2001, (the "Stockholders Stock Purchase Agreement", together with the REIT Stock Purchase Agreement, the "Stock Purchase Agreements") attached hereto as Exhibit 10.3 and incorporated herein by reference, by and among Fred H. Margolin, Darrel L. Rolph, David K. Rolph and certain of their affiliates (the "Selling Stockholders") and LS Acquisitions, which subsequently assigned its rights and obligations thereunder to Investments I and Investments II pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference. The purchase price for these shares was paid primarily from working capital of Investments I and Investments II that was provided by capital contributions of the members of Investments I and Investments II. A total of $401,899 and $246,242 of the purchase price for the shares of Common Stock purchased under the Stockholders Stock Purchase Agreement will be paid to the Selling Stockholders pursuant to promissory notes delivered by Investments I and Investments II, respectively. The notes are unsecured obligations of Investments I and Investments II, do not bear interest and are due and payable on September 9, 2002. Each of these promissory notes has been guaranteed by Lone Star Fund III (U.S.), L.P.

CUSIP NO. 90 2 97110                                        Page 16 of 35 Pages


ITEM 4.           PURPOSE OF TRANSACTION

         The reporting persons have acquired shares and the Additional Shares of Common Stock referred to herein for investment purposes. The Reporting Persons intend to review the investment in USRP on a continuous basis and, depending on the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting USRP, USRP's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, the Reporting Persons may decide to increase or decrease their respective investments in USRP.

         Pursuant to the Stock Purchase Agreements, four members of USRP's board of directors, Fred H. Margolin, Darrel L. Rolph, David K. Rolph and Gerald H. Graham, resigned effective March 9, 2001. In addition, Mr. Margolin resigned as the Chairman and Chief Executive Officer of USRP and from any other positions he held with USRP or any of its subsidiaries. Four individuals designated by Investments I and Investments II, David W. West, Robert Gidel, Len W. Allen, Jr. and Gregory I. Strong, were appointed to fill the vacancies created by these resignations. In addition, Mr. West was appointed to serve as interim Chief Executive Officer of USRP while the USRP board of directors identifies a permanent replacement for Mr. Margolin. In connection with their resignations, Messrs. Margolin, Rolph and Rolph entered into Noncompetition and Release Agreements with USRP pursuant to which each of them agreed not to (a) submit or cause the submission of any proposals or nominations of candidates for election as directors of USRP or (b) solicit proxies from any USRP stockholders, in each case prior to December 31, 2003.

         Other than described above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a)-(b) The Reporting Persons have the following rights:

         Investments I directly and beneficially owns and has the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.4% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Investments I granted Hudson certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Through its ownership interests in Investments I, REOC beneficially owns and has the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.4% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

CUSIP NO. 90 2 97110                                        Page 17 of 35 Pages


         Through its general partner interest in REOC, GenPar beneficially owns and has the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.4% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Through its ownership interests in GenPar, Fund III beneficially owns and has the power to vote and dispose of 2,312,753 shares of Common Stock as described above, which is equal to approximately 12.4% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Through its general partner interest in Fund III and its managing membership in Investments II, Partners III beneficially owns and has the power to vote and dispose of 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.9% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Through its general partnership interest in Partners III, Management III beneficially owns and has the power to vote and dispose of 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.9% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Through his ownership interests in Management III and Advisors GenPar, Grayken beneficially owns and has the power to vote and to dispose of 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.9% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Upon consummation of the transactions contemplated by the Stock Purchase Agreement, Investments II directly and beneficially owns and has the power to dispose of 1,417,012 shares of Common Stock as described above, which is equal to approximately 7.6% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Investments II granted Hudson certain rights to dispose of such shares pursuant to the Asset Management Agreement.

         Pursuant to the Asset Management Agreement, Hudson has certain powers to dispose of, but not vote, and may be deemed to beneficially own 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.9% of the shares of Common Stock

CUSIP NO. 90 2 97110                                        Page 18 of 35 Pages


outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Through its managing member interest in Hudson, Advisors has certain powers to dispose of, but not vote, and may be deemed to beneficially own 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.9% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001. Through its general partner interest in Advisors, Advisors GenPar has certain powers to dispose of, but not vote, and may be deemed to beneficially own 3,729,765 shares of Common Stock as described above, which is equal to approximately 19.9% of the shares of Common Stock outstanding on November 9, 2001, pursuant to information provided by USRP in its report on Form 10-Q for the quarterly period ended September 30, 2001.

         (c) Except as described herein, none of the Reporting Persons has effected any transaction in any shares of Common Stock during the past sixty
(60) days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Certain rights relating to the Common Stock are set forth in the Stock Purchase Agreements set forth as Exhibits 10.1 and 10.3 to this statement and as further described in Item 3 herein.

         USRP, Investments I and Investments II entered into a Registration Rights Agreement as of March 9, 2001 (the "Registration Rights Agreement") filed as Exhibit 10.5 hereto and incorporated herein by reference. The Registration Rights Agreement covers the shares of Common Stock purchased under the Stock Purchase Agreements. Subject to certain restrictions, the holders of a majority of such shares will have the right to make up to three requests for underwritten registration of such securities for resale under the Securities Act of 1933, as amended (the "Securities Act"). Also, such holders will have certain rights to request piggyback registrations of such securities in the event that USRP proposes to file a registration statement on its own behalf for on behalf of another person during the term of the Registration Rights Agreement. Also, beginning June 9, 2001, a majority of such holders may request that USRP effect a "shelf registration" covering all or a portion of the Common Stock covered by the Stock Purchase Agreements. Such holders will have certain rights to require one underwritten offering off the shelf registration (a "take down") and to require additional take downs equal to the number of unused Demand Registrations.

         Subject to certain restrictions, pursuant to the Excepted Holder Agreement among USRP, Investments I and Investments II dated as of March 9, 2001 (the "Excepted Holder Agreement"), USRP granted Investments I and Investments II the right to acquire additional Common Stock up to an aggregate of forty percent (40%) of the outstanding Common Stock. The Excepted Holder Agreement is filed as
Exhibit 10.6 hereto and incorporated herein by reference. Investments I

CUSIP NO. 90 2 97110                                        Page 19 of 35 Pages


and Investments II have granted certain rights, including dispositive rights with respect to certain matters, in the Common Stock held by them to Hudson, pursuant to the Asset Management Agreement. The Asset Management Agreement is filed as Exhibit 10.7 hereto and incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 10.1      Amended and Restated Stock Purchase Agreement among U.S. Restaurant
                                    Properties, Inc., Lone Star U.S. Acquisitions, LLC and Lone Star
                                    Fund III (U.S.), L.P., dated as of February 27, 2001(1)

                  Exhibit 10.2      Assignment and Assumption Agreement among Lone Star Fund III
                                    (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital
                                    Investments II, LLC dated as of March 9, 2001 (relating to the REIT
                                    Stock Purchase Agreement)(1)

                  Exhibit 10.3      Amended and Restated Stock Purchase Agreement among certain U.S.
                                    Restaurant Properties, Inc. shareholders and Lone Star U.S.
                                    Acquisitions, LLC, dated as of February 27, 2001(1)

                  Exhibit 10.4      Assignment and Assumption Agreement among Lone Star Fund III
                                    (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital
                                    Investments II, LLC dated as of March 9, 2001 (related to the
                                    Stockholder Stock Purchase Agreement)(1)

                  Exhibit 10.5      Registration Rights Agreement among U.S. Restaurant Properties,
                                    Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments
                                    II, LLC dated as of March 9, 2001(1)

                  Exhibit 10.6      Excepted Holder Agreement among U.S. Restaurant Properties, Inc.,
                                    LSF3 Capital Investments I, LLC and LSF3 Capital Investments II,
                                    LLC dated as of March 9, 2001(1)

                  Exhibit 10.7      Asset Management Agreement among Hudson Advisors, L.L.C., LSF3
                                    Capital Investments I, LLC and LSF III Capital Investments L.P.
                                    dated August 13, 2001(2)

                  Exhibit 99.1      Agreement Among Filing Parties dated as of March 19, 2001 (1)

--------------

(1) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 9, 2001, and is incorporated herein by reference.

(2) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on August 13, 2001, and is incorporated herein by reference.

CUSIP NO. 90 2 97110                                        Page 20 of 35 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF3 Capital Investments I, LLC, a Delaware limited liability company

         By:    LSF3 REOC I, L.P., its Sole Member and
                a Delaware limited partnership

         By:    LSF3 GenPar I, LLC, its General Partner and
                a Delaware limited liability company

         By:    /s/ Benjamin D. Velvin III
                -------------------------------------------
                Benjamin D. Velvin III
                Vice President


         Date:  January 25, 2002

CUSIP NO. 90 2 97110                                        Page 21 of 35 Pages


LSF3 REOC I, L.P., a Delaware limited partnership

         By:    LSF3 GenPar I, LLC, its General Partner and
                a Delaware limited liability company

         By:    /s/ Benjamin D. Velvin III
                -------------------------------------------
                Benjamin D. Velvin III
                Vice President

         Date:  January 25, 2002

CUSIP NO. 90 2 97110                                        Page 22 of 35 Pages


LSF3 GenPar I, LLC, a Delaware limited liability company

         By:    /s/ Benjamin D. Velvin III
                ----------------------------------------
                Benjamin D. Velvin III
                Vice President

         Date:  January 25, 2002

CUSIP NO. 90 2 97110                                        Page 23 of 35 Pages


Lone Star Fund III (U.S.), L.P., a Delaware limited partnership

         By: Lone Star Partners III, L.P., its General Partner and a Bermuda limited partnership

         By: Lone Star Management Co. III, Ltd., its General Partner and a Bermuda exempted limited liability company

         By:    /s/ Benjamin D. Velvin III
                -----------------------------------------
                Benjamin D. Velvin III
                Vice President

CUSIP NO. 90 2 97110                                        Page 24 of 35 Pages


Lone Star Partners III, L.P., a Bermuda limited partnership

         By: Lone Star Management Co. III, Ltd., its general partner and a Bermuda exempted limited liability company

         By:    /s/ John P. Grayken
                -----------------------------------
                John P. Grayken
                President

CUSIP NO. 90 2 97110                                        Page 25 of 35 Pages


Lone Star Management Co. III, Ltd., a Bermuda exempted liability company


         By:    /s/ Benjamin D. Velvin III
                ------------------------------------
                Benjamin D. Velvin III
                Vice President

CUSIP NO. 90 2 97110                                        Page 26 of 35 Pages


LSF III Capital Investments L.P., a Delaware limited partnership

         By: Lone Star Partners III, L.P., its General Partner and a Bermuda limited partnership

         By: Lone Star Management Co. III, Ltd., its General Partner and a Bermuda exempted limited liability company

         By:    /s/ Benjamin D. Velvin III
                ----------------------------------------
                Benjamin D. Velvin III
                Vice President

CUSIP NO. 90 2 97110                                        Page 27 of 35 Pages


         Date:  January 25, 2002                /s/ John P. Grayken
                                                -------------------------------
                                                JOHN P. GRAYKEN

CUSIP NO. 90 2 97110                                        Page 28 of 35 Pages


Hudson Advisors, L.L.C., a Texas limited liability company


         By:    /s/ Robert J. Corcoran
                ------------------------------
                Robert J. Corcoran
                President

CUSIP NO. 90 2 97110                                        Page 29 of 35 Pages


Hudson Advisors Associates, L.P., a Texas limited partnership

         By:    Advisors GenPar, Inc., its General Partner and
                a Texas corporation


         By:    /s/ Robert J. Corcoran
                -----------------------------------
                Robert J. Corcoran
                President

CUSIP NO. 90 2 97110                                        Page 30 of 35 Pages


Advisors GenPar, Inc., a Texas corporation


         By:    /s/ Robert J. Corcoran
                -----------------------------------
                Robert J. Corcoran
                President

CUSIP NO. 90 2 97110                                        Page 31 of 35 Pages


                                   SCHEDULE I

Instruction C. Information for Officers and Directors of Management III, GenPar and Advisors GenPar.

                    OFFICERS AND DIRECTORS OF MANAGEMENT III

Name:                                                                 John P. Grayken

Present Principal Occupation or                                       President and Director
Employment:

Business Address:                                                     50 Welbeck Street
                                                                      London, United Kingdom
                                                                         W1M 7HE

Name:                                                                 J.D. Dell

Present Principal Occupation or                                       Vice President, General Counsel and Director
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Anthony D. Whaley

Present Principal Occupation or                                       Alternate Director
Employment:

Business Address:                                                     Clarendon House, Two Church Street
                                                                      Hamilton, HM11 Bermuda

Name:                                                                 Dawn C. Griffiths

Present Principal Occupation or                                       Director
Employment

Business Address:                                                     Clarendon House, Two Church Street
                                                                      Hamilton, HM11 Bermuda

Name:                                                                 Ginger M. Quillen

Present Principal Occupation or                                       Vice President
Employment:

CUSIP NO. 90 2 97110                                        Page 32 of 35 Pages


Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Len Allen, Jr.

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Louis Paletta

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Sandra Collins

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Steven R. Shearer

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Ellis Short IV

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Toranomon 45
                                                                      Mori Building
                                                                       5th Floor
                                                                      1-5, Toranomon 5-Chome
                                                                      MINATO - KU, Toyko Japan

CUSIP NO. 90 2 97110                                        Page 33 of 35 Pages


Name:                                                                 Benjamin D. Velvin III

Present Principal Occupation or                                       Vice President, Assistant Secretary
Employment:                                                           and Director

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Michael D. Thomson

Present Principal Occupation or                                       Director
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

                        OFFICERS AND DIRECTORS OF GENPAR

Name:                                                                 J.D. Dell

Present Principal Occupation or                                       President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Benjamin D. Velvin III

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Louis Paletta

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201


CUSIP NO. 90 2 97110                                        Page 34 of 35 Pages



                    OFFICERS AND DIRECTORS OF ADVISORS GENPAR

Name:                                                                 John P. Grayken

Present Principal Occupation or                                       Director
Employment:

Present Principal Occupation or                                       50 Welbeck Street
Employment:                                                           London, United Kingdom
                                                                         W1M 7HE

Name:                                                                 Robert J. Corcoran
Present Principal Occupation or                                       President
Employment:
Present Principal Occupation or                                       Hudson Advisors, LLC
Employment:                                                           600 North Pearl Street, Suite 1500
                                                                      Dallas, Texas  75201

Name:                                                                 J.D. Dell

Present Principal Occupation or                                       Vice President
Employment

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

Name:                                                                 Benjamin D. Velvin III

Present Principal Occupation or                                       Vice President
Employment:

Business Address:                                                     Lone Star Management Co. III, Ltd.
                                                                      600 North Pearl Street, Suite 1550
                                                                      Dallas, Texas  75201

CUSIP NO. 90 2 97110                                        Page 35 of 35 Pages


                                  EXHIBIT INDEX

     Exhibit 10.1                   Amended and Restated Stock Purchase
                                    Agreement among U.S. Restaurant Properties,
                                    Inc., Lone Star U.S. Acquisitions, LLC and
                                    Lone Star Fund III (U.S.), L.P., dated as of
                                    February 27, 2001(1)

     Exhibit 10.2                   Assignment and Assumption Agreement among
                                    Lone Star Fund III (U.S.), L.P., LSF3
                                    Capital Investments I, LLC and LSF3 Capital
                                    Investments II, LLC dated as of March 9,
                                    2001 (relating to the REIT Stock Purchase
                                    Agreement)(1)

     Exhibit 10.3                   Amended and Restated Stock Purchase
                                    Agreement among certain U.S. Restaurant
                                    Properties, Inc. shareholders and Lone Star
                                    U.S. Acquisitions, LLC, dated as of February
                                    27, 2001(1)

     Exhibit 10.4                   Assignment and Assumption Agreement among
                                    Lone Star Fund III (U.S.), L.P., LSF3
                                    Capital Investments I, LLC and LSF3 Capital
                                    Investments II, LLC dated as of March 9,
                                    2001 (related to the Stockholder Stock
                                    Purchase Agreement)(1)

     Exhibit 10.5                   Registration Rights Agreement among U.S.
                                    Restaurant Properties, Inc., LSF3 Capital
                                    Investments I, LLC and LSF3 Capital
                                    Investments II, LLC dated as of March 9,
                                    2001(1)

     Exhibit 10.6                   Excepted Holder Agreement among U.S.
                                    Restaurant Properties, Inc., LSF3 Capital
                                    Investments I, LLC and LSF3 Capital
                                    Investments II, LLC dated as of March 9,
                                    2001(1)

     Exhibit 10.7                   Asset Management Agreement among Hudson
                                    Advisors, L.L.C., LSF3 Capital Investments
                                    I, LLC and LSF III Capital Investments L.P.
                                    dated August 13, 2001(2)

     Exhibit 99.1                   Agreement Among Filing Parties dated as of
                                    March 19, 2001(1)

----------

(1) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 9, 2001, and is incorporated herein by reference.

(2) Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on August 13, 2001, and is incorporated herein by reference.